HERE ENTERPRISES, INC.
2908 – 30 Harrison Garden Blvd.
Toronto, Ontario M2N 7A9
Canada
Tel: (416) 704-0105

November 5, 2009

VIA EMAIL

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
USA

Attention:	Effie Simpson
Division of Corporation Finance

Dear Ms. Simpson:

Re:	Here Enterprises, Inc. (the “Company”)
Form 10-K for the year ended May 31, 2009
Filed August 31, 2009
File No. 0-52951

We write in response to the letter from the Securities and Exchange Commission (the “Commission”) dated October 5, 2009 (the “Comment Letter”) with respect to the Form 10-K. The following responses are numbered in a manner that corresponds with the comments as set out in the Comment Letter. We are also sending a blacklined copy of the Form 10-K which shows the changes that we propose to make to the originally filed Form 10-K.

Note 8-Commitment

1. Please expand your disclosure in the notes to the financial statements in future filings to describe the transaction with Magnolia in more detail and to describe the negotiations of the good faith agreement similar to your disclosure on page 4 in the business section. Furthermore, supplementally advise us regarding the current status of your negotiations with Magnolia, and provide us with an update as to if and when the Company expects a transaction with Magnolia to occur. We may have further comment upon receipt of your response.

We will expand the disclosures in the notes to the financial statements in future periodic filings to describe the transaction with Magnolia Solar, Inc. (“Magnolia”) in more detail and to describe the negotiation of the good faith agreement. Please see Schedule A for the proposed disclosure to be included in future periodic filings.

We are still negotiating with Magnolia and are not sure when or if the transaction with Magnolia will be completed. We intend to either complete the transaction or walk away by the end of this calendar year.

Item 9A (T), Controls and Procedures

2. We note your disclosure in the third paragraph of this section indicating that your President concluded that your disclosure controls and procedures were effective as of the end of the period covered by your annual report, although the section titled Management’s Report on Internal Control over Financial Reporting indicates otherwise. Your disclosure indicates that material weaknesses existed, and therefore, your internal control over financial reporting was not effective. Therefore, please revise your disclosures in Item 9.A. to indicate that the Company’s disclosure controls and procedures were ineffective as of the end of the period covered by the annual report.

We will revise the disclosure in Item 9A(T) Controls and Procedures to indicate that the disclosure controls and procedures were ineffective as of the end of the period covered by the Form 10-K. Please see page 20 of the blacklined copy of the Form 10-K.

3. In addition, we note your disclosure regarding remedial steps planned to address the material weaknesses. However, based on your disclosure in the Business section regarding the contemplated transaction with Magnolia, it appears that all officers and employees will resign from your Company in all current capacities. Supplementally advise us and expand your disclosure to indicate remedial steps in light of the contemplated transaction with Magnolia. We may have further comment upon reviewing your response.

We intend to pursue the remedial steps until the transaction with Magnolia is completed, or if the transaction is not completed, we intend to continue to pursue the remedial steps described in Item 9A(T) Controls and Procedures of the Form 10-K. Because there is no definitive agreement and we do not know if the transaction with Magnolia will be completed at this time, it is too soon to state what kind of remedial steps will be taken if the transaction is completed.

The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We look forward to any further comments you may have with respect to our responses.

Yours truly,

HERE ENTERPRISES, INC.

/s/ Simon Au
Simon Au
President

SCHEDULE A

PROPOSED DISCLOSURE IN FUTURE PERIODIC FILINGS

On May 15, 2009, the Company signed Memorandum of Understanding (the “MOU”) with Magnolia Solar, Inc. (“Magnolia”) and the Company’s controlling shareholders to enter into a reverse takeover transaction. Under the reverse takeover transaction, Magnolia shall acquire a majority interest in the issued and outstanding common stock of the Company from the Company’s controlling shareholders for $300,000. The purchase price of $300,000 is contemplated to be raised by Midtown Partners as part of its $1,500,000 bridge funding.

Under the MOU, the parties agreed to use their best efforts to negotiate in good faith a definitive agreement, which is contemplated to contain, among other things, the following provisions: (i) at the closing, Magnolia will own a majority of the fully diluted shares of the Company’s common stock, with the understanding that post-bridge funding, Magnolia will hold approximately 85% of the issued and outstanding shares on a fully diluted basis. The certain controlling shareholders of the Company will sell their shares as part of this transaction and new shares will be issued from authorized, leaving a total post-transaction capitalization to be finalized between the parties, in good faith, in the definitive agreement; (ii) the Company will eliminate all liabilities from its balance sheet and have no ongoing operations as of the closing date; (iii) the Company will deliver to Magnolia fiscal years 2007 and 2008 audits by an accounting firm accredited with the PCAOB and a member of the SEC practice section; (iv) the Company will deliver to Magnolia certified transfer sheets (or make same available through the transfer agent) as well as all corporate books and records and support documents for the audits; and (v) all officers and employees will resign from the Company in all current capacities, with no further compensation due under their existing employment agreement.

In June 2009, the Company entered into a letter agreement with Magnolia, pursuant to which Magnolia agreed to advance the Company $20,000 upon the execution of the letter agreement, which amount was to be utilized by the Company solely for expenses related to the completion of the audit of our financial statements for the year ended May 31, 2009. In addition, upon the consummation of the transactions contemplated under the MOU, $20,000 is to be applied as a credit against the purchase price for the controlling interest in the Company as contemplated by the MOU. If such transactions fail to close on or before August 31, 2009 or such later date as agreed by Magnolia and the Company, through no fault of the Company, $20,000 is to be treated as a “break up” fee payable to the Company. If the Company or its controlling shareholders, for any reason, determine not to proceed with such transactions upon being presented with the definitive merger agreement, $20,000 is to be immediately due and payable to Magnolia within 10 days of being presented with the definitive agreement. The Company expects to extend the closing date to November 15, 2009. However, there is no assurance that the Company will be able to complete the transactions as contemplated above, or on terms acceptable to the Company.